Exhibit 99.2

GRACELL BIOTECHNOLOGIES INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GRCL)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 9, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Gracell Biotechnologies Inc. (the “Company”), of proxies from the holders of the issued ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Building 3, No.418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China on July 9, 2021 at 2:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on June 2, 2021 (Hong Kong time) (the “Record Date”) are entitled to receive notice of, attend and vote at the AGM. Each Ordinary Share is entitled to one vote on all matters. The quorum of the AGM is at least two holders of Ordinary Shares which hold an aggregate of at least fifty percent (50%) of all votes attaching to all Ordinary Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, throughout the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) by submitting with the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Building 3, No. 418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China as soon as possible so that it is received by the Company no later than 5:00 p.m., Hong Kong time, on July 2, 2021 to ensure your representation at the AGM.

GRACELL BIOTECHNOLOGIES INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GRCL)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 9, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We                                 of                                                   , being the registered holder of                Ordinary Shares, (Note 1) par value US$0.0001 per share, of Gracell Biotechnologies Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting (Note 2) or                       of                                               as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 3, No.418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China on July 9, 2021 at 2 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
As an ordinary resolution: Resolution set out in the Notice of the Annual General Meeting (to elect Mr. Christophe Lee as a Class I director of the Company).

Dated , 2021	Signature(s)(Note 4)

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the AGM in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the AGM in person but if a member attends the AGM and votes, this proxy will be revoked.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.